

dotSport LLC

SPORT IS ABOUT PASSION. PASSION DRIVES

we are a digital media/e-commerce enterprise

provide sports content across 3 product lines

to inspire

and connect global audiences

user-generated sports content across all digital devices

monetized by e-commerce and advertising the common thread

ties all three product lines together



Why?

1. diversification of risk intended to strengthen investor confidence



2. cross-marketing opportunities between product lines



A timed, interactive video call between a professional athlete and a fan (www.1on1.fans)



our primary product enables sports fans to schedule private 20-minute fee-based face-to-face video conversations centered on their favorite athlete's self-selected schedule and fee





Step 1
Book
Step 2
Pay
Step 3
Video-Chat
1ON1
Ron Andruff
Hockey
Training
Help
Motivation
20 Minutes $75 Select
Confirm Booking
20 Minutes $75
Ron Andruff
Hockey
Visa
4566 5600 1212 3434
03/2017 [ ]
Confirm Booking
20 Minutes Remaining
Ron Andruff
Hockey

1/16/17

Why?

1. from personal experience we believe athletes inspire people – fans and non-fans alike – as much as fans inspire athletes

2. present trends enable the company to amplify social media through every fan endorsement enabling **1on1** to tap into ‘built-in’ viral potential





Step 1
Book
Step 2
Pay
Step 3
Video-Chat
Ron Andruff
Hockey
Training
Help
Motivation
20 Minutes $75 Select
Confirm Booking
20 Minutes $75
Ron Andruff
Hockey
Visa
4566 5600 1212 3434
03/2017
Confirm Booking
20 Minutes Remaining
Ron Andruff
Hockey

1/16/17

A social network for endurance athletes, monetized by advertising and e-commerce (www.life.zone)



first of its kind social network for goal-driven athletes provides ability to post information about training strategies, find and meet peers, share advice, tips, race results, as well as find and trade specialized equipment



Why?

LIFE.ZONE

1. represented by >100 million participants worldwide our target market is one of the most sought after advertiser demographics due to endurance athletes being highly-mobile tech-savvy with high disposable incomes



2. one of the most emotional exciting and fastest-growing sectors of sport – endurance athletes



High-value intuitive 'life' websites with contextual content monetized by advertising

Premium Life Domains

holding trademark on the term *life* for Internet-based social networks relating to sports

a portfolio of 25 high-value *life* domain names

building media sites

forming content partnerships with media companies

life.hockey
life.cricket
life.football
life.futbol
life.events
life.soccer
life.financial
life.today…



1/16/17

Why?

Premium Life Domains

1. growing market for premium domain name based websites and capturing the advertising dollars that flow to them

2. *Internet Brands* a pioneer in this space, was recently acquired for > US$1 billion

life.hockey
life.cricket
life.football
life.futbol
life.events
life.soccer
life.financial
life.today…



An experienced management team that has done this before…



Ron Andruff, President & CEO His 9-year pro hockey career included a Stanley Cup Championship with the Montreal Canadiens, captaining the Nova Scotia Voyageurs to an American League Championship, a scoring title, All-star recognition, all finishing with a German National Hockey League championship with Mannheim ERC. A serial entrepreneur, co-founded fare1, Inc., an online aggregator of consolidator and published airfares for travel agents, followed by Tralliance Corporation, the .travel Top-level Domain Registry, for which he was recognized a *Top 25 Marketing Minds*. Both were sold to public companies providing first-rate exits and returns to investors. Co-founded dotSport LLC, where he currently is President & CEO.



Cherian Mathai, CFO Co-founder of dotSport LLC and Tralliance Corporation, the **.travel** Registry. Tralliance Corporation was sold to a NASDAQ listed company. Prior to Tralliance, Cherian co-founded fare1, Inc., an Internet aggregator of consolidator and published fares for travel agents that was folded into a London-based travel company and taken public on the London Stock Exchange. Co-founded dotSport LLC, where he currently is the CFO and COO.



Mir Adnan Ali, CTO   An engineering graduate from Osmania University, Hyderabad, India,   Mir has considerable experience in understanding, planning and setting up of a complete backbone for highly scalable applications. Mir, having led teams that deliver, employs best practices and software design patterns with a deep understanding of software packages and their dependencies. Strengths include Server Side packages and compilations, Big Databases, MySQL, MongoDB, PHP, Java, Scala, NodeJs CakePHP, Laravel, Yii2, Doctrine Frameworks among others.





Liza Horan, Content, Advisor Head of Digital Strategy at Media Moxie LLC and prior to that headed digital strategy/operations for ESPN's high school sports group. Monetized social media for blue chip advertisers and achieved exponential growth across digital performance metrics. She pioneered the digital space for tennis by launching TENNIS.com for the consumer market (players/fans) and tenniswire.org for the trade (stakeholders/media).



Amman Badlani, Digital Marketing, Advisor Amman Badlani is a seasoned Digital Marketing professional with over 13 years of qualified and consistent strategic and tactical experience. Amman has worked within a variety of industries, including Media, Commercial & Consumer Electronics, CPG, Pharmaceuticals and Finance, leading client programs across direct response, lead generation, and brand awareness. Amman has a breadth and depth of knowledge across Digital Marketing, most notably in Search, Social Media, Display Advertising, Content Marketing (including Video), and Analytics & Measurement.



Joel Bouzou, International Sport Federations, Advisor President of the World Olympians Association (WOA), Sport Advisor to HSH Prince Albert II of Monaco and president of Peace & Sport, Joel is a highly accomplished and respected Pentathlete having competed in 4 consecutive Olympic Games (1980, 84, 88, 92) receiving a bronze medal in the 1984 teams event;   then crowned Modern Pentathlon World Champion in 1987. Currently Joel is of UIPM Vice President (International Pentathlon Federation).





FOR SPORT-FOCUSED LIVES TO ACHIEVE GREATER HEIGHTS